February 6, 2013

BY EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

Attention:  Adam Phippen, Staff Accountant

Re:                             Atlantic Power Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Filed April 2, 2012

Form 8-K filed December 28, 2012

Response dated January 15, 2013

File No. 1-34691

Dear Mr. Phippen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to the comments in the letter dated January 23, 2013 (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Terrence Ronan, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on February 29, 2012 (the “2011 Form 10-K”), as amended by Amendment No. 1 to the 2011 Form 10-K filed with the Commission on April 2, 2012 (the “2011 Form 10-K Amendment”) and the Company’s Current Report on Form 8-K filed with the Commission on December 28, 2012 (the “December Form 8-K”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Except as otherwise noted, all dollar amounts set forth in this letter are stated in United States dollars.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F- 10

24.  Consolidating financial information, page F-58

1.              We reviewed your response to comment 11 in our letter dated December 17, 2012.  The definition of wholly-owned subsidiary at Rule 1-02(aa) of Regulation S-X includes 100% owned subsidiaries as well as less than 100% owned subsidiaries.  Please tell us your consideration of disclosing, if true, that each subsidiary guarantor is 100% owned by the

One Federal Street 30th Floor	T 617 977-2400	www.atlanticpower.com
Boston, Massachusetts 02110	F 617 977 2410

parent company.  Refer to Rule 3-10(i)(8) of Regulation S-X.  To the extent each subsidiary guarantor is not 100% owned, please tell us why your presentation complies with Rule 3-10 of Regulation S-X.

Response to Comment No. 1

Each of the subsidiary guarantors listed on page F-58 of the 2011 Form 10-K are 100% owned by the Company, the parent company. In light of the Staff’s comment, the Company will disclose that all subsidiary guarantors are 100% owned by the parent company as prescribed by Rule 3-10(i)(8) of Regulation S-X in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is expected to be filed on or prior to March 1, 2013 (the “2012 Form 10-K”).

Item 15.  Exhibits and Financial Statement Schedules, page 80

Exhibit Index, page 81

2.              We reviewed your response to comment 12 in our letter dated December 17, 2012.  Please file the written consents of your independent registered public accounting firms pursuant to Item 601(b)(23) of Regulation S-K.

Response to Comment No. 2

The Company acknowledges that written consents of its independent registered public accounting firms related to certain reports that were filed after March 18, 2011 (the date the Company’s Registration Statement on Form S-8 (the “Form S-8”) was filed) should have been filed and referenced the Form S-8. In consideration of the Staff’s comment and the requirements of Item 601(b)(23) of Regulation S-K, the Company will file an amendment to the 2011 Form 10-K (“Amendment No. 2”) with such consents concurrently with the filing of this letter and ensure proper filing of such consents in future filings, beginning with its 2012 Form 10-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Auditors, page F-30

3.              We reviewed your response to comment 11 in our letter dated December 17, 2012.  Please file an audit report that includes the city and state where it was issued.

Response to Comment No. 3

In consideration of the Staff’s comment, the Company has included in Amendment No. 2 a revised audit report relating to the restated financial statements for Chambers Cogeneration, L.P. for the year ended December 31, 2010.  Such audit report includes the city and state where it was issued.

As described in the letter submitted by the Company to the Commission dated January 15, 2013, the Company, which does not have control over minority-owned projects, will request to the management of its unconsolidated minority-owned subsidiaries that they comply with the requirements of Rule 2-02 of Regulation S-X going forward. The Company will thus seek to ensure that the audit reports included in its future filings include the city and state where they are issued as reflected in Rule 2-02 of Regulation S-X, beginning with the 2012 Form 10-K.

Form 8-K filed December 28, 2012

4.              We note the non-cash impairment charge of approximately US$50 million that will be recognized in the fourth quarter of 2012 related to your interest in Lake Cogen, Ltd.  Please tell us your consideration of providing disclosure in previous filings regarding the potential for impairment.

Response to Comment No. 4

Please be supplementally advised that ASC 360-10-35 states that “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” A project’s power purchase agreement (“PPA”) is the single largest determinant of a project’s future cash flows. When a PPA expires or is terminated, it is possible that the price received by the project for power under subsequent arrangements may be reduced significantly. It is possible that subsequent PPAs may not be available at prices that permit the operation of the project on a profitable basis. Accordingly, the Company adopted a policy to review a project for impairment and perform a two-step test at the earlier of executing a new PPA (or other arrangement) or six months prior to the expiration of its existing PPA. Based on historical experience, approximately six months prior to the expiration of any PPA, the Company has a better indication of current market prices, comparative agreement pricing and/or adequate information from prospective off-takers to estimate a price for the purposes of modeling estimated future cash flows.

Lake Cogen, Ltd. (“Lake”), a wholly owned subsidiary of the Company, sells capacity and energy under a long-term PPA with Progress Energy Florida (“PEF”) that will expire in July 2013. Normally, under the Company’s impairment policy, a recovery assessment would have been prepared on or around January 2013, six months prior to the expiration of the PPA with PEF.

In the third quarter of 2012, the Company responded to a request for a proposal (“RFP”) by PEF for the years 2016-2018, which the Company believed to be its best prospect for securing a future PPA at Lake. During the third quarter of 2012, the Company also received an unsolicited, non-binding bid for the purchase of a group of assets that included the Lake project from a third party, which was provided prior to the performance of any financial or legal due diligence by the third party and was therefore considered to be preliminary and subject to revision.  Because of the uncertainty surrounding the outcome of the RFP (which, if successful, would not have triggered an impairment) and any revisions to the unsolicited bid resulting from the completion of due diligence and negotiation between the parties, the Company did not have a basis upon which to perform an event-driven recovery analysis prior to the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 (the “2012 3Q Form 10-Q”).  The Company did, however, perform an event-driven recovery test under ASC 360-10-35 once it was informed that its RFP had not been accepted and after it received a revised bid for the assets following the completion of the due diligence, all of which occurred in December 2012. The Company entered into an agreement to sell these assets, including Lake, on January 30, 2013.

The Company believes that recording the impairment charge in the fourth quarter of 2012 (after it had been informed that its RFP had not been accepted) was appropriate under the Company’s internal policies and consideration of the facts and circumstances impacting Lake. As to consideration of disclosure in prior filings, the Company respectfully advises the Staff that, prior to and included within the 2012 3Q Form 10-Q, the Company has provided guidance that revenue may be reduced upon the expiration or termination of its PPAs. These risk factors were included on page 29 of the 2011 Form 10-K, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 on page 61 and in the 2012 3Q Form 10-Q on page 65. At the time of each of such filing, as noted above, no decision had been taken as to any impairment charge at Lake or had the analysis described above been completed.  The Company believes these disclosures in previous filings alerted investors to potential negative developments affecting Lake or any other project whose PPA would be expiring in the near term, and in the case of Lake sufficiently so prior to the formal announcement of the Lake impairment charge in the December Form 8-K.

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/s/ Terrence Ronan
Terrence Ronan
Chief Financial Officer

cc:                                 John Hulburt

Corporate Controller